UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[✓]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2003

OR

[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9247

Computer Associates Savings Harvest Plan

(Full title of the Plan)

Computer Associates International, Inc.

(Name of issuer of the securities held pursuant to the Plan)

One Computer Associates Plaza, Islandia,
New York	11749
(Address of principal executive offices)	(Zip Code)

Independent Auditors’ Report
Statements of Assets Available for Benefits
Statements of Changes in Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
SIGNATURES
EXHIBIT INDEX
CONSENT
CERTIFICATION
CERTIFICATION

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Independent Auditors’ Report

Computer Associates Savings Harvest Plan Committee
Computer Associates Savings Harvest Plan:

We have audited the accompanying statements of assets available for benefits of Computer Associates Savings Harvest Plan (the Plan) as of March 30, 2003 and 2002, and the related statements of changes in assets available for benefits for the years ended March 30, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of March 30, 2003 and 2002, and the changes in assets available for benefits for the years ended March 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
September 10, 2003

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Statements of Assets Available for Benefits

March 30, 2003 and 2002

	2003	2002

Assets:
Investments, at fair value:
Cash	$—	$7,297,795
Mutual funds	472,762,676	535,131,644
Computer Associates Stock Fund	122,127,396	157,751,385
Participant loans	11,498,769	11,567,063

Total investments	606,388,841	711,747,887
Employer’s contributions receivable	21,088,752	23,652,524
Participants’ contributions receivable	2,137,162	—

Assets available for benefits	$629,614,755	$735,400,411

See accompanying notes to financial statements.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Statements of Changes in Assets Available for Benefits

Years ended March 30, 2003 and 2002

	2003	2002

Additions to assets available for benefits:
Contributions:
Participants’	$52,693,312	$51,902,070
Employer’s	29,951,212	33,406,619
Interest and dividend income	9,175,810	13,825,094
Transfers from other plans	98,800	14,129

Total	91,919,134	99,147,912

Deductions from assets available for benefits:
Net depreciation in fair value of investments	137,082,521	38,174,156
Benefits paid to participants	60,347,958	68,191,034
Administrative expenses	274,311	297,561

Total	197,704,790	106,662,751

Net decrease	(105,785,656)	(7,514,839)
Assets available for benefits at beginning of year	735,400,411	742,915,250

Assets available for benefits at end of year	$629,614,755	$735,400,411

See accompanying notes to financial statements.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2003 and 2002

(1)	Description of the Plan

The following description of the Computer Associates Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible salaried employees. Employees are eligible to participate in the Plan with respect to pre tax contributions immediately. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service to Computer Associates International, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Computer Associates Savings Harvest Plan Committee (Plan Committee) which consists of senior management of the Company. The trustee of the Plan is Fidelity Investments.

(b)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes earnings and losses allocated to each participant’s account based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances as well as the participant’s investment election. Forfeited balances of terminated participants’ nonvested accounts may be used to reduce future Company contributions and pay for the Plan’s administrative expenses.

(c)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant can change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $12,000 and $11,000 for the calendar years ended December 31, 2003 and 2002, respectively. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $2,000 and $1,000 for the calendar years ended December 31, 2003 and 2002, respectively. Participants may also contribute on an after-tax basis.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The total matching contribution for the year ended March 30, 2003 was $12,411,697 of which $3,043,827 was funded from plan forfeitures. The total matching contribution for the year ended March 31, 2002 was $12,439,313 of which $2,685,218 was funded from plan forfeitures.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2003 and 2002

In addition to its matching contribution, the Company may contribute to the Plan on behalf of eligible participants, a discretionary contribution in an amount that the board of directors of the Company may, in its sole discretion, determine. The discretionary contribution for the year ended March 30, 2003 was $20,583,342, which was paid in the form of 1,511,258 shares of common stock of the Company. The discretionary contribution for the year ended March 31, 2002 was $23,652,524, which was paid in the form of 1,188,569 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30 of that year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contributions for the years ended March 30, 2003 and 2002, were allocated directly to the Computer Associates Stock Fund into each participant’s account in April 2003 and 2002, respectively.

(d)	Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company vest as follows:

After years
Percent vested	of service

0%	Less than 2
20%	2
40%	3
60%	4
80%	5
100%	6

In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

(e)	Investment Options

The assets of the Plan are invested by Fidelity Investments in nine separate funds:

Fidelity Retirement Money Market Portfolio – invests in U.S. dollar denominated money market securities and repurchase agreements.

Fidelity Intermediate Bond Fund – invests at least 80% of its assets in investment grade debt security and repurchase agreements.

Fidelity Puritan Fund – invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Fidelity Growth and Income Portfolio – invests a majority of its assets in common stocks, and may invest in bonds.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2003 and 2002

Fidelity Spartan U.S. Equity Index Fund – invests at least 80% of its assets in common stocks included in the Standard and Poor’s 500 index.

Fidelity Magellan Fund – invests primarily in common stocks of domestic and foreign issuers.

Fidelity Diversified International Fund – invests primarily in foreign securities, primarily in common stock.

Fidelity Aggressive Growth Fund – invests primarily in common stocks of domestic and foreign issues.

Computer Associates Stock Fund – invests solely in the common stock of the Company.

Participants may direct future contributions or transfer their current investment balances between funds on a daily basis.

(f)	Payment of Benefits

The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Plan Committee.

(g)	Participant Loans

Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his or her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate when the application for the loan is submitted. The prevailing rate at March 30, 2003 was 5.25%. All loans are being repaid in equal semimonthly installments and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of March 30, 2003 and 2002 bore interest ranging from 5.25% to 10.5% and 5.75% to 10.5%, respectively, and the terms range from 1 to 20 years. Participant loan fees which are included in administrative expenses on the accompanying statement of changes in assets available for benefit, are borne by the participant and amounted to $41,290 and $39,965 for the years ended March 30, 2003 and 2002, respectively.

(h)	Administrative Expenses

To the extent that the costs of recordkeeping and administration of the funds are not covered by plan forfeitures, they are borne by the Company. Such costs for the years ended March 30, 2003 and 2002 were $179,216 and $231,995, respectively, and were paid, in full, by plan forfeitures.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2003 and 2002

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual method of accounting.

(b)	Investments Valuation and Income Recognition

Investments in Fidelity Investment funds and the Computer Associates Stock Fund are stated at fair value based upon quoted prices in published sources. Participant loans are stated at cost, and the difference between cost and fair value is not material to the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Included in the statement of changes in assets available for benefits is the net depreciation in the fair value of its investments, which consists of the realized gains or losses related to the sales of investments and the unrealized appreciation or depreciation on those investments for the year.

(c)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2003 and 2002

(3)	Investments

The following individual investments exceeded 5% of the Plan’s assets available for benefits at March 30, 2003 and 2002:

	2003	2002

Mutual funds:
Fidelity Retirement Money Market Portfolio	$138,540,908	$128,515,597
Fidelity Puritan Fund	52,954,316	61,204,210
Fidelity Growth and Income Portfolio	57,022,723	72,497,800
Fidelity Spartan U.S. Equity Index Fund	53,369,049	73,664,201
Fidelity Magellan Fund	76,473,983	106,022,588
Fidelity Diversified International Fund	32,447,514	40,044,282
Fidelity Intermediate Bond Fund	48,548,744	35,621,110
Computer Associates Stock Fund	122,127,396	157,751,385

During the year ended March 30, 2003 and 2002, net depreciation in fair value of investments was as follows:

	2003	2002

Mutual funds	$76,493,770	$9,718,352
Computer Associates Stock Fund	60,588,751	28,455,804

	$137,082,521	$38,174,156

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services and recordkeeping amounted to $100,539 and $155,724 for the years ended March 30, 2003 and 2002, respectively.

(5)	Discrimination Tests

Contributions to the Plan for 2003 are subject to the limitations contained in Sections 401(k) and 401(m) of the Internal Revenue Code. The Plan’s discrimination testing for the year ended March 30, 2003 has been completed and resulted in refunds to three participants for excess contributions under IRC Section 415(c) totaling $13,416. Such refunds were made in May 2003.

Contributions to the Plan in the 2003 plan year did not exceed the limits contained in Sections 401(k) or 401(m) of the IRC.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2003 and 2002

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated June 12, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 at March 30, 2003 and 2002:

	2003	2002

Assets available for benefits per the financial statements	$629,614,755	$735,400,411
Less benefits payable to withdrawing participants	—	582,691

Assets available for benefits per the Form 5500	$629,614,755	$734,817,720

The following is a reconciliation of changes in assets available for benefits per the financial statements to the Form 5500 for the years ended March 30, 2003 and 2002:

	2003	2002

Net decrease in assets available for benefits per the financial statements	$105,785,656	$7,514,839
Add amounts allocated to withdrawing participants at end of year	—	582,691
Less amounts allocated to withdrawing participants at start of year	(582,691)	(681,469)

Net decrease in assets available for benefits per the Form 5500	$105,202,965	$7,416,061

(8)	Risks and Uncertainties

The Plan may invest in various types of investments securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits.

(Continued)

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Notes to Financial Statements

March 30, 2003 and 2002

(9)	Litigation

In May 2003, a class action lawsuit captioned John A. Ambler v. Computer Associates International, Inc., et al. was filed in the U.S. District Court for the Eastern District of New York (the “ERISA Action”). The complaint in this matter, a purported class action on behalf of the Plan and the participants and beneficiaries of the Plan for a class period running from March 30, 1998 through May 30, 2003, asserts claims of breach of fiduciary duty under ERISA, the federal Employee Retirement Income Security Act. The named defendants were the Company, the Company’s Board of Directors, the Plan, the Administrative Committee of the Plan, and the following current or former employees and/or Board members of the Company: Charles B. Wang; Sanjay Kumar; Ira Zar; Russell M. Artzt; Peter A. Schwartz; Charles P. McWade and various unidentified alleged fiduciaries of the Plan. The complaint alleged that the defendants breached their fiduciary duties by causing the Plan to invest in Company securities and sought damages in an unspecified amount.

On August 25, 2003, the Company announced its plans to settle all outstanding shareholder litigation, including the ERISA Action, related to claims about past accounting issues. As part of the settlement, the Company plans to issue in the aggregate to the various shareholder classes up to 5.7 million shares of its common stock. A maximum of 213,400 of those shares are allocated to the settlement of the ERISA Action, pending approval of the settlement by the Court. Although the maximum number of shares allocated is fixed, a percentage of the shares may be converted into cash in accordance with an agreed upon formula which is based upon the price of the Company’s common stock at the time of the distribution to plan participants.

COMPUTER ASSOCIATES SAVINGS
HARVEST PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

March 30, 2003

Identity of issue,	Description of investment including
borrower, lessor, or	maturity date, rate of interest, collateral,	Current
similar party	par, or maturity value	value

* Fidelity Investments	Fidelity Retirement Money Market Fund, 138,540,908 units	$138,540,908
* Fidelity Investments	Fidelity Intermediate Bond Fund, 4,503,594 units	48,548,744
* Fidelity Investments	Fidelity Puritan Fund, 3,447,547 units	52,954,316
* Fidelity Investments	Fidelity Growth and Income Portfolio, 1,903,931 units	57,022,723
* Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund 1,745,227 units	53,369,049
* Fidelity Investments	Fidelity Magellan Fund, 980,436 units	76,473,983
* Fidelity Investments	Fidelity Diversified International Fund, 1,980,923 units	32,447,514
* Fidelity Investments	Fidelity Aggressive Growth Fund, 1,184,226 units	13,405,439
* Computer Associates
International, Inc.	Computer Associates Stock Fund, 8,776,945 units	122,127,396
* Plan participants	Loans to participants with interest rates ranging from 5.25% to 10.5% and terms from 1 year to 20 years	11,498,769

	Total	$606,388,841

See accompanying independent auditors’ report.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER ASSOCIATES SAVINGS HARVEST PLAN

Date: September 25, 2003	By:	/s/ Ira H. Zar

Ira H. Zar Chief Financial Officer

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Accountants

Exhibit 32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

Exhibit 32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002